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                                 SCHEDULE 13G

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.___)

                              US ELECTRICAR INC.
            -------------------------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK
           --------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  90328P 10 0
           --------------------------------------------------------
                                (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities describe din Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages


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CUSIP No. 90328P 10 0

1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Itochu Corporation
          88-0063818

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

          (a)  _______________
          (b)  _______________

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan

NUMBER OF SHARES              5.   SOLE VOTING POWER
                                   51,789,122

BENEFICIALLY OWNED BY:        6.   SHARED VOTING POWER
                                   None

EACH REPORTING                7.   SOLE DISPOSITIVE POWER
                                   51,789,122

PERSON                        8.   SHARED DISPOSITIVE POWER
                                   None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          51,789,122


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          31.29%.*

12.  TYPE OF REPORTING PERSON *
          CO

                     *See instruction before filling out!
                               Page 2 of 4 pages


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Schedule 13G

Item 1(a) Name of Issuer:                 US Electricar, Inc.

Item 1(b) Address of Issuer's Principal   5 Thomas Mellon Circle, Suite 305
          Business Office                 San Francisco, CA 94134

Item 2(a) Names of Persons:               Itochu Corporation

Item 2(b) Address of Principal
          Business Office:                5-1, Kito Aoyama 2-chome, Minato-
ku
                                          Tokyo
                                          Japan

Item 2(c) Citizenship:                    Japan

Item 2(d) Title of Class of Securities:   Common Stock

Item 2(e) CUSIP Number:                   90328P 10 0

Item 3    Not applicable

Item 4 Ownership

       (a)  Total Amount Beneficially Owned:  51,789,122*

       (b)  Percent of Class:  31.29%**

       (c)  Total Number of Shares as to which such persons have:

            (i)   sole power to vote or to direct the vote:  51,789,122
            (ii)  shared power to vote or to direct:  None
            (iii) sole power to dispose or to direct the disposition of
                  51,789,122
            (iv)  shared power to dispose or to direct the disposition of None

Item 5 Ownership of Five Percent or Less of a Class:

       (x)  Not applicable.

       (_) this statement is being filed to report the fact that as of February 14, 1998, the reporting persons had ceased to be the beneficial owners of more than five percent of the securities described.
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*includes 14,333,333 shares of Common Stock issuable upon conversion of convertible debt in the amount of $4,300,000 plus accrued interest as of October 31, 1997 at a conversion price of $0.30 per share.

**Assumes the conversion of all Series B Preferred Stock and convertible debt and accrued interest held by the filing person into Common Stock.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

       None

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

       Not applicable

Item 8 Identification and Classification of Members of the Group:

       Not applicable.

Item 9 Notice of Dissolution of Group:

       Not applicable.

Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998             ITOCHU CORPORATION

                              By /s/ Mr. Kazuo Kitamura
                                     Authorized officer


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